SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donnelley Deferred Compensation And Voluntary Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

77 West Wacker Drive

Chicago, Illinois 60601-1629

REQUIRED INFORMATION

Attached hereto are the Donnelley Deferred Compensation and Voluntary Savings Plan audited financial statements for the fiscal years ended December 31, 2003 and 2002, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2003. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the Donnelley Deferred Compensation and Voluntary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and December 31, 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 10, 2004

DONNELLY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2003	2002
ASSETS
Investments, at current value:
R.R. Donnelley & Sons Company common stock	$65,656,388	$43,779,318
U.S. Government securities	8,980,773	800,834
Short-term and collective investment funds	200,697,313	163,139,226
Registered investment companies	145,949,626	110,336,323
Other common stock	61,810,223	25,137,433
Participant Loans	15,201,403	13,974,478

	498,295,726	357,167,612
Guaranteed investment contracts, at contract value	253,222,178	262,673,131

Total Investments	751,517,904	619,840,743
Receivables:
Accrued dividends and interest	75,341	96,861
Due to broker for securities sold	1,820,682	603,494
Employer contributions	292,643	398,745
Other receivable	121,306	38,275

Total Receivables	2,309,972	1,137,375

TOTAL ASSETS	753,827,876	620,978,118
LIABILITIES
Due to broker for securities purchased	837,382	259,449
Accrued administrative expenses and Other liabilities	477,799	221,916

TOTAL LIABILITIES	1,315,181	481,365

NET ASSETS AVAILABLE FOR BENEFITS	$752,512,695	$620,496,753

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002

(EMPLOYER IDENTIFICATION NUMBER 36-10044130, PLAN NUMBER 003)

	2003	2002
ADDITIONS:
Investment Income —
Interest and dividend income	$19,848,401	$19,994,950
Interest income on participant loans	774,639	969,975

Total interest and dividends	20,623,040	20,964,925

Net realized gain/(loss) on investments	17,974,265	(24,806,349)
Net unrealized gain/(loss) on investments	81,784,588	(59,398,430)

Net appreciation/(depreciation) in fair value of investments	99,758,853	(84,204,779)

Contributions—
Employer contributions	10,996,659	11,219,949
Participant contributions	62,399,609	65,277,584
Rollover contributions	3,093,290	2,692,544

Total contributions	76,489,558	79,190,077

Total additions	196,871,451	15,950,223

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	64,327,625	101,351,482
Administrative expenses	527,884	541,342

Total deductions	64,855,509	101,892,824

Net increase/(decrease) before transfer-in	132,015,942	(85,942,601)
TRANSFER OF ASSETS FROM IRIDIO PLAN	—	602,465

Net increase/(decrease) after transfer-in	132,015,942	(85,340,136)
NET ASSETS, BEGINNING OF YEAR	620,496,753	705,836,889

NET ASSETS, END OF YEAR	$752,512,695	$620,496,753

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) of R.R. Donnelley & Sons Company (the “Company”) is provided for general information only. Refer to the summary plan description or the Plan document for more complete information. The Plan was established to allow employees to save for retirement on a tax-advantaged basis. It is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the “Code”) and it is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Subject to certain limitations, members of the Plan may contribute up to 30% of pay on a before-tax basis, and up to 20% of pay on an after-tax basis. Effective July 1, 1999 the Company generally matches participant contributions 50 cents for every before-tax dollar, up to 3% of pay. Participants may invest up to 20% of their account balance and up to 20% of their current contributions in the Donnelley Stock Fund, and may shift their contributions into and out of the Donnelley Stock Fund at any time. All (100%) of the employer match is invested in the Donnelley Stock Fund. Prior to August 1, 2002, participants were not allowed to transfer any of the employer match out of the Donnelley Stock Fund. Effective August 1, 2002, the employer match may be transferred to other funds of the Plan. Also, effective August 1, 2002, participants who are age 50 and older may make “catch-up” contributions to the Plan.

Contributions are funded by payroll deductions and must be made in whole percentages of employee earnings. Earnings of the Plan, as well as pretax contributions to the Plan, are not taxable to the participants until withdrawn.

Administration

The Plan’s administrative and record keeping services are provided by AMVESCAP Retirement, Inc. in accordance with the terms of the Plan. The Trustee of the Donnelley Deferred Compensation and Voluntary Savings Plan Trust is AMVESCAP National Trust Company. The custodian is State Street Bank and Trust Company (State Street). Investment management fees and recordkeeping fees are paid either by the Plan or the Company.

Membership

As of March 1, 1994, employees became eligible to participate in the Plan on the first day of employment with the Company.

Vesting

Participants are 100% vested with respect to all contributions and earnings of the Plan.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – PLAN DESCRIPTION (continued)

Participant Loans

The Plan was amended effective January 1, 1992 to establish a loan program. Members are permitted to borrow the lesser of 50% of their Deferred Compensation Savings and rollover account balance or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans during 2003 ranged from a low of 5.00% to a high of 5.25%. Repayment is made through payroll deductions for a maximum period of four years. Effective September 1, 1997, an administrative fee of $25 is paid by the participant to AMVESCAP for each participant loan.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Stocks, notes and bonds are valued at their quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Payment of Benefits

Benefits are recorded when paid.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 3 – INVESTMENTS

Participants’ contributions to the Plan are currently invested in a third-party administered trust fund. During 2002 and 2003, the third-party administered trust fund consisted of the following funds:

Income Fund—Invests in a combination of high quality investment contracts, money market securities and short- to medium-term bonds.

Bond Fund—Invests in fixed income securities by investing 100% in units of the INVESCO Retirement Trust (IRT) Core Plus Fixed Income fund, which is a collective trust fund.

Balanced Fund—Invests in an asset allocation, which consists of stocks, and high-quality fixed income securities. Effective August 1, 2002, the third-party administered trust fund replaced the Invesco Balanced Fund with the Dodge and Cox Balanced Fund.

Large Company Index Fund—Invests in common stocks of companies in the same weighting as the Standard & Poor’s 500 Stock Index.

The Large Company Value Fund—Invests in securities of larger capitalization publicly traded companies that are significantly undervalued in a separately managed fund.

The Small & Midsize Company Index Fund—Invests in securities of smaller and mid-sized capitalization publicly-traded companies, tracking the Russell Small Cap Index.

The Large Company Growth Fund—Invests in securities of larger capitalization publicly-traded companies with strong earnings growth.

The Small Company Value Fund—Invests in securities of small capitalization publicly-traded companies by investing in undervalued stocks.

International Equity Fund—Invests in equity securities of companies headquartered outside of the United States.

Small Company Growth Fund—Invests in stocks of companies considered to have strong growth potential over the next several years.

The INVESCO Energy Fund—Invests primarily in energy companies. The Fund focuses on reasonably priced companies with above-average production volume growth, and earnings, cash flow and asset value growth potential independent of commodity pricing.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 3 – INVESTMENTS (continued)

The INVESCO Financial Services Fund—The Fund concentrates on banks, insurance companies, investment and other financial service firms.

The INVESCO Health Sciences Fund—The Fund primarily invests in strongly managed, innovative healthcare companies, blending well-established firms with faster growing, more dynamic healthcare businesses.

The INVESCO Leisure Fund—The Fund primarily invests in the stocks of companies engaged in the design, production and distribution of products and/or services related to the leisure activities of individuals.

The INVESCO Technology Fund—The Fund invests broadly across the technology universe, focusing on such areas as hardware, software and semiconductors; telecommunications equipment and services; and service related companies in information technology.

The Donnelley Stock Fund—Invests primarily in the Company’s common stock and cash equivalents.

Lifestage Conservative Mix—Invests 70% in the Income Fund, 27% in the Large Company Index Fund, and 3% in the Small & Midsize Company Index Fund.

Lifestage Moderate Mix—Invests 20% in the Income Fund, 20% in the Bond Fund, 27% in the Large Company Index Fund, 9% in the Large Company Value Fund, 4% in the Small & Midsize Company Index Fund, 9% in the Large Company Growth Fund, 2% in the Small Company Value Fund, 2% in the Small Company Growth Fund, and 7% in the International Equity Fund.

Lifestage Aggressive Mix—Invests 10% in the Bond Fund, 25% in the Large Company Index Fund, 20% in the Large Company Value Fund, 4% in the Small & Midsize Company Index Fund, 20% in the Large Company Growth Fund, 3% in the Small Company Value Fund, 3% in the Small Company Growth Fund, and 15% in the International Equity Fund.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 3 – INVESTMENTS (continued)

The current value of investments that represent 5% or more of the Plan’s net assets available for Plan benefits at December 31, 2003 and 2002, are as follows:

2003
R.R. Donnelley & Sons Company Common Stock	$65,656,388
IRT 500 Index Fund	122,407,628
Dodge & Cox Balanced Fund	66,441,810
JP Morgan Chase Bank 4.50% 12/30/30	42,819,445
JP Morgan Chase Bank 5.34% 12/30/30	40,267,621
UBS AG 4.50% 12/30/30	48,854,726
DFA US 6 10 Fund	43,115,715

2002
R.R. Donnelley & Sons Company Common Stock	$43,779,318
IRT Core Balanced Fund	33,271,127
IRT 500 Index Fund	96,860,652
Dodge & Cox Balanced Fund	47,994,560
Allstate Life Ins. Co. 5.75% 12/31/99	52,751,837
Bank of America 5.58% 12/31/99	51,178,068

During 2003 and 2002, the Plan’s investments, including investments bought or sold, as well as held during the year, appreciated/(depreciated) in value by $99,758,853 and ($84,204,779), respectively, as follows:

	2003	2002
R.R. Donnelley & Sons Company Common Stock	$18,449,367	$(15,742,211)
Other Common Stocks	17,247,219	(3,201,833)
Short-term and Collective Investment Funds	37,810,172	(32,158,761)
U.S. Government securities	(6,950)	135,643
Registered Investment Companies	26,259,045	(33,237,617)

	$99,758,853	$(84,204,779)

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 4 – INVESTMENT CONTRACTS

The Plan has entered into several benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average yield and crediting interest rates for all such contracts were approximately 4.87% and 5.16% for 2003 and 2002, respectively. The crediting interest rate generally cannot be less than the contract rate.

NOTE 5 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on November 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in accordance with applicable requirements of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS

The Plan has limited transactions that fall under the accounting rules of SFAS No. 133. The Plan does not use derivatives for trading purposes. The Plan owns shares in a commingled international equity fund, and the mangers of this fund may, from time to time, use currency futures and forward contracts to manage the fund’s currency position. The Plan also invests in commingled domestic equity funds. The managers of these funds have the authority to invest in futures contracts in the Standards & Poor’s 500 stock index to create exposure to equity securities as part of the fund’s cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts. The plan also invests in a co-mingled bond fund, and the manager of the fund may, from time to time, use derivatives for asset allocation and hedging purposes.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain Plan investments are in units in a collective trust fund managed by AMVESCAP National Trust Company. The Plan also invests in guaranteed investment contracts managed by State Street. Additionally, the Plan invests in the Company’s common stock.

AMVESCAP National Trust Company administers the Plan, State Street is the custodian, and the Company is the sponsor. Therefore, these transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA.

NOTE 9 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Form 5500 as filed by the Company:

	2003	2002
Net assets available for Plan benefits per the financial statements	$752,512,695	$620,496,753
Less: Participant withdrawals payable	(208,726)	(3,583,640)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$752,303,969	$616,913,113

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2003 and 2002:

	2003	2002
Participant withdrawals per the financial statements	$64,327,625	$101,351,482
Add: Amounts allocated to withdrawing participants at December 31, 2003 and 2002, respectively	208,726	3,583,640
Less: Amounts allocated to withdrawing participants at December 31, 2002 and 2001, respectively	(3,583,640)	—

PARTICIPANT WITHDRAWALS PER THE FORM 5500	$60,952,711	$104,935,122

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 10 - SUBEQUENT EVENTS

Effective February 27, 2004, a merger of Moore Wallace Incorporated and R.R. Donnelley & Sons Company was approved. The name of the surviving company is RR Donnelley. Under the terms of the agreement, all outstanding shares of Moore Wallace common stock were exchanged for shares of R.R. Donnelley & Sons common stock based on a fixed exchange ratio of 0.63 of RR Donnelley share for each Moore Wallace share.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

	No. of Shares or Units		Description	Cost**	Current Value
			Company Stock
*	2,177,658	shares	R.R. Donnelley & Sons Company Stock	$—	$65,656,388

			Short-term and Collective Investment Funds
			Money Market Funds-
	15,378,644	units	SSGA Money Market Fund	—	15,378,644

				—	15,378,644

			Common/Collective Funds-
	826,056	units	Capital Guardian Intl. Equity Fund	—	24,153,889
	711,811	units	Russell Small Cap Completeness Index Fund	—	10,136,896
*	2,057,531	units	IRT Core Plus Fixed Income	—	28,620,256
*	4,374,826	units	INVESCO IRT 500 Index Fund	—	122,407.628

				—	185,318,669

			Total Short-term and Collective Investments	—	200,697,313

			Registered Investment Company
	1,881,960	units	DFA U.S. Small Cap Value Portfolio Fund	—	43,115,715
	657,119	units	Harbor Fund	—	17,295,381
*	178,961	units	INVESCO Energy Fund	—	3,645,433
*	82,771	units	INVESCO Health Sciences Fund	—	3,993,690
*	96,112	units	INVESCO Leisure Fund	—	3,987,692
*	170,565	units	INVESCO Technology Fund	—	4,197,607
*	110,850	units	INVESCO Financial Services Fund	—	3,272,298
	909,663	units	Dodge & Cox Balanced Fund	—	66,441,810

			Total Registered Investment Companies	—	145,949,626

			Guaranteed Investment Contracts
	28,596,125	units	CDC Financial Products, Inc. 6.87% 12/30/30	—	28,596,125
	17,703,840	units	ING Life & Annuity Co. 3.61% 4/23/22	—	17,703,840
	5,009,101	units	Jackson National Life 2.24% 2/1/05	—	5,009,101
	11,441,139	units	John Hancock Mutual 7.14% 12/31/99	—	11,441,139
	42,819,445	units	JP Morgan Chase Bank	—	42,819,445
	40,267,621	units	Monumental Life Inc. Co. GIC 3.625% 12/30/30	—	40,267,621
	5,459,140	units	Monumental Life Inc. Co. GIC 4.64% 1/25/05	—	5,459,140
	4,533,358	units	New York Life Ins. Co. 5.35% 8/09/04	—	4,533,358
	15,285,869	units	Norwest Bank, 6.06% 12/31/09	—	15,285,869
*	9,894,532	units	State Street Bank & Trust 5.44% 5/01/06	—	9,894,532
*	23,357,282	units	State Street Bank 4.52% 12/30/30	—	23,357,282
	48,854,726	units	UBS AG 4.50% 2/15/10	—	48,854,726

			Total Guaranteed Investment Contracts	—	253,222,178

			U.S. Government securities
	330,000	units	Federal Home Loan Banks 3.875% 12/15/04	—	337,940
	6,450,000	units	U.S. Treasury Bills 6/3/04	—	6,423,236
	2,200,000	units	U.S. Treasury Notes 3.25% 5/31/04	—	2,219,597

			Total U.S. Government securities	—	8,980,773

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

		Common Stock
11,800	shares	Actuant Corp.	—	427,160
14,300	shares	Advisory Board Co.	—	499,213
30,300	shares	Aeroflex Inc.	—	354,207
21,400	shares	Airtran Holdings Inc.	—	254,660
20,800	shares	Alliance Gaming Corp.	—	512,720
34,100	shares	Altria Group Inc.	—	1,855,722
38,000	shares	American Express Co.	—	1,832,740
10,500	shares	American Italian Pasta Co.	—	439,950
23,100	shares	American Med System Holdings	—	503,580
9,800	shares	Amerigroup Corp.	—	417,970
25,000	shares	Anchor Glass Container Corp.	—	400,000
1,900	shares	Anixter Intl Inc.	—	49,172
13,400	shares	Anteon International Corp.	—	483,070
9,400	shares	Apartment Invt. & Mgmt. Co.	—	324,300
12,100	shares	Autobytel Inc.	—	109,868
17,800	shares	Avocent Corp.	—	650,056
73,600	shares	Axcelis Technologies Inc.	—	752,192
42,200	shares	Borland Software Corp.	—	410,606
7,900	shares	Bright Horizons Family Solution	—	331,800
26,100	shares	Ceva Inc.	—	271,440
12,800	shares	Charles Riv Laboratories Intl	—	439,424
17,450	shares	Christopher & Banks Corp.	—	340,799
18,200	shares	Coherent Inc.	—	433,160
16,000	shares	Commonwealth Tel Enterprises	—	604,000
18,300	shares	Community First Bankshares Inc.	—	529,602
3,900	shares	Corvel Corp.	—	146,640
22,900	shares	CVS Corporation	—	827,148
33,500	shares	Dot Hill Systems Corp.	—	507,525
26,700	shares	DSP Group Inc.	—	665,097
139,500	shares	El Paso Corporation	—	1,142,505
83,300	shares	Electronic Data System Corporation	—	2,044,182
16,800	shares	Elk Corp.	—	448,560
5,400	shares	Equity Office PPTYS Tr.	—	154,710
6,200	shares	Equity Residential	—	182,962
13,600	shares	Factset Research System Inc.	—	519,656
51,300	shares	Federal Home Loan Mortgage Corporation	—	2,991,816
30,000	shares	Federal National Mortgage Assn.	—	2,251,800
25,400	shares	FindWhat Com	—	476,250
22,200	shares	First Marblehead Corp.	—	485,736
8,600	shares	Genesee & Wyo Inc.	—	270,900
55,200	shares	Harris Interactive Inc.	—	458,160
19,500	shares	HCA	—	837,720
8,800	shares	Hughes Supply Inc.	—	436,656
14,500	shares	Hyperion Solutions Corp.	—	437,030
16,500	shares	Inter Tel Inc.	—	412,170
44,300	shares	Interpublic Group Cos. Inc.	—	691,080
21,200	shares	Inveresk Resh Group Inc.	—	524,276
1,900	shares	IPC Holdings LTD Bermuda	—	73,986
15,600	shares	Jeffries Group Inc.	—	515,112
35,200	shares	Kraft Foods Inc.	—	1,134,144
45,300	shares	Kroger Co.	—	838,503
29,100	shares	Kroll Inc.	—	756,600
72,000	shares	La Quinta Corp.	—	461,520
15,600	shares	LaBone Inc.	—	506,532
16,800	shares	Lifepoint Hosps Inc.	—	494,760
16,800	shares	Lin TV Corp.	—	433,608
12,200	shares	Linens N Things Inc.	—	366,976
21,200	shares	Macrovision Corp.	—	478,908
13,300	shares	Magama Design Automation Inc.	—	310,422

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

15,200	shares	Mens Wearhouse Inc.	—	380,152
3,000	shares	Merrill Lynch & Co. Inc.	—	175,950
63,300	shares	Micromuse Inc.	—	434,700
10,500	shares	MTC Technologies Inc.	—	338,310
14,400	shares	Old Rep Intl Corporation	—	365,184
17,300	shares	Overnite Corp.	—	393,184
23,600	shares	Pacer Intl Inc. Tn	—	393,575
28,100	shares	Pfizer Inc.	—	477,192
11,000	shares	Pitney Bowes Inc.	—	992,773
21,600	shares	Planar Sys Inc.	—	446,820
20,500	shares	Plexus Corp.	—	525,312
26,800	shares	Pride International Inc.	—	351,985
16,600	shares	Priority Healthcare Corp.	—	499,552
15,400	shares	Proassurance Corp.	—	400,226
21,700	shares	Progress Software Corp.	—	495,110
25,100	shares	Rare Hospitality Intl. Inc.	—	443,982
18,500	shares	RC2 Corp.	—	613,444
79,500	shares	Regent Communications Inc.	—	383,875
13,100	shares	Respironics Inc.	—	504,825
34,800	shares	Safeway Inc.	—	590,679
33,300	shares	Sara Lee Corporation	—	722,943
17,100	shares	Selective Ins. Group Inc.	—	553,356
10,200	shares	Semtech Corp.	—	231,846
26,100	shares	Serena Software Inc.	—	478,935
8,100	shares	Shuffle Master Inc.	—	280,422
42,900	shares	Skyworks Solutions Inc.	—	373,230
21,400	shares	Sola Intl Inc.	—	402,320
25,200	shares	Spartech Corp.	—	620,928
6,300	shares	Taro Pharma Inds.	—	406,350
22,000	shares	Technitrol Inc.	—	456,280
28,700	shares	Tekelec Inc.	—	446,285
102,200	shares	Tenet Healthcare Corporation	—	1,640,310
31,500	shares	Texas Cap Bancshares Inc.	—	455,553
19,300	shares	Time Warner Inc.	—	347,207
17,800	shares	Tollgrade Communications Inc.	—	312,034
81,900	shares	Tyco Intl. LTD	—	2,170,350
23,000	shares	Unit Corp.	—	541,650
14,000	shares	United Surgical Partners	—	468,720
15,000	shares	Universal Technical Inst Inc.	—	450,000
28,800	shares	UST Inc.	—	1,027,872
25,800	shares	Varco Intl Inc.	—	532,254
17,300	shares	VCA Antech Inc.	—	535,954
26,300	shares	Verisity Ltd.	—	335,325
34,000	shares	W H Energy Services Inc.	—	550,800
16,700	shares	Waste Connection Inc.	—	630,759
17,700	shares	Wyeth	—	751,365

		Total Common Stock	—	61,810,223

		Participant Loans-Interest rates range from 5.00% - 5.25%	—	15,201,403

		Total Assets (Held at End of Year)	$—	$751,517,904

*	A party-in-interest to the Plan
**	Cost has been omitted as investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONNELLEY DEFERRED COMPENSATION AND VOLUNTARY SAVINGS PLAN

By:	/s/ M.J. Burg
Name:	M.J. Burg
Title:	VP of Benefits, RR Donnelley
Date:	June 25, 2004

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

December 31, 2003 and 2002

Index to Exhibits

EXHIBIT NUMBER
23.1	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm